Exhibit 12.1

Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Nine Months Ended	Three Months Ended
	September 30, 2006	September 30, 2006
Earnings:
Net income	$5,294	$1,487
Interest expense	45,851	16,099
Less: Interest capitalized during the period Note (A)	–	–
Portion of rental expense representing interest	73	$68
Total earnings	$51,218	$17,654

Combined Fixed Charges and Preference Dividends:
Interest expense	$45,851	16,099
Interest capitalized during the period	–	–
Portion of rental expense representing interest	73	68
Preferred Stock Dividends	2,133	711
Total	$48,057	$16,879

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.07	1.05

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.